Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

ANNUAL AND EXTRAORDINARY STOCKHOLDERS' MEETING

Consolidated summary statement of remote voting

In the terms of CVM Instruction No. 481/09, discloses the summary statement of voting on the consolidation of voting instructions given by underwriters and of voting instructions given directly by the Company for each item presented in the remote voting form, about the matters submitted for resolution in the Extraordinary and Annual Stockholders’ Meeting to be held on April 25, 2018 at 11:00 a.m. of Itaú Unibanco Holding S.A., Publicly-Held Company, headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below:

Item	Description - ordinary agenda	Candidates	Voting	Number of shares	% over total voting
1	Acknowledge and examine the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and to resolve on the Financial Statements for the fiscal year ended December 31, 2017.		Approve	4,852,904	100.00
			Reject	-	-
			Abstain	-	-
2	Resolve on the proposal of the Board of Directors for the allocation of net income for the year, as detailed in the General Stockholders’ Meeting Manual available at https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2018_Eng.pdf:		Approve	4,852,904	100.00
			Reject	-	-
			Abstain	-	-
3	Define the number of members that will comprise the Board of Directors in twelve (12), as proposed by the controlling shareholders:		Approve	4,511,115	92.96
			Reject	341.789	7.04
			Abstain	-	-
4	Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?		Yes	1,253,038	25.82
			No	2,156,348	44.43
			Abstain	1,443,518	29.75
5	Election of the board of directors by candidate – Limit of vacancies to be fulfilled: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alfredo Egydio Setubal	Approve	4,822,000	99.36
			Reject	30.904	0.64
			Abstain	-	-
		Amos Genish (Independent member)	Approve	4,837,004	99.67
			Reject	15.900	0.33
			Abstain	-	-
		Ana Lúcia de Mattos Barretto Villela	Approve	4,837,004	99.67
			Reject	15.900	0.33
			Abstain	-	-
		Fábio Colletti Barbosa (Independent member)	Approve	4,837,004	99.67
			Reject	15.900	0.33
			Abstain	-	-
		Gustavo Jorge Laboissière Loyola (Independent member)	Approve	4,798,757	98.88
			Reject	54.147	1.12
			Abstain	-	-
		João Moreira Salles	Approve	4,837,004	99.67
			Reject	15.900	0.33
			Abstain	-	-
		José Galló (Independent member)	Approve	4,837,004	99.67
			Reject	15.900	0.33
			Abstain	-	-
		Marco Ambrogio Crespi Bonomi	Approve	4,822,000	99.36
			Reject	30.904	0.64
			Abstain	-	-
		Pedro Luiz Bodin de Moraes (Independent member)	Approve	4,837,004	99.67
			Reject	15.900	0.33
			Abstain	-	-
		Pedro Moreira Salles	Approve	4,804,500	99.00
			Reject	48.404	1.00
			Abstain	-	-
		Ricardo Villela Marino	Approve	4,837,004	99.67
			Reject	15.900	0.33
			Abstain	-	-
		Roberto Egydio Setubal	Approve	4,837,004	99.67
			Reject	15.900	0.33
			Abstain	-	-
6	If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates?		Yes	1,472,502	30.34
			No	-	-
			Abstain	3,380,402	69.66
7	View of all candidates for the assignment of the % (percentage) of votes to be attributed	Alfredo Egydio Setubal		122.950	8.35
		Amos Genish (Independent member)		122.950	8.35
		Ana Lúcia de Mattos Barretto Villela		122.950	8.35
		Fábio Colletti Barbosa (Independent member)		122.950	8.35
		Gustavo Jorge Laboissière Loyola (Independent member)		119.473	8.12
		João Moreira Salles		122.950	8.35
		José Galló (Independent member)		122.950	8.35
		Marco Ambrogio Crespi Bonomi		122.950	8.35
		Pedro Luiz Bodin de Moraes (Independent member)		122.950	8.35
		Pedro Moreira Salles		122.950	8.35
		Ricardo Villela Marino		122.950	8.35
		Roberto Egydio Setubal		122.950	8.35

8	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (*)		Yes	1,253,038	25.82
			No	241.844	4.98
			Abstain	3,358,022	69.20
9	If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	4,312,648	88.87
			No	7.530	0.16
			Abstain	532.726	10.98
10	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (*)		Yes	110,450,555	19.44
			No	136,133,235	23.96
			Abstain	321,642,282	56.60
11	If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	343,934,006	60.53
			No	160,343,654	28.22
			Abstain	63,948,412	11.25
12	Election of the Fiscal Council by candidate – Limit of vacancies to be fulfilled: 4 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alkimar Ribeiro Moura (Effective)	Approve	4,852,904	100.00
			Reject	-	-
			Abstain	-	-
		José Caruso Cruz Henriques (Effective)	Approve	4,852,904	100.00
			Reject	-	-
			Abstain	-	-
		João Costa (Alternate)	Approve	4,852,904	100.00
			Reject	-	-
			Abstain	-	-
		Reinaldo Guerreiro (Alternate)	Approve	4,852,904	100.00
			Reject	-	-
			Abstain	-	-
13	Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights	Carlos Roberto de Albuquerque Sá (Effective)	Approve	547,805,882	96.18
			Reject	8,089,534	1.42
			Abstain	13,639,530	2.39
		Eduardo Azevedo do Valle (Alternate)	Approve	557,398,494	97.87
			Reject	10,431,573	1.83
			Abstain	1,704,879	0.30
14	Resolve on the amount to be allocated for compensation of the members of the Executive Board and the Board of Directors in the total value of R$ 370,000,000.00:		Approve	438.521	9.04
			Reject	2,506,883	51.66
			Abstain	1,907,500	39.31
15	Resolve on the individual monthly compensation of R$15,000.00 for the effective members and R$6,000.00 for the alternate members of the Fiscal Council.		Approve	4,852,904	100.00
			Reject	-	-
			Abstain	-	-
Item	Description - extraordinary agenda		Voting	Number of shares	% over total voting
16	Amend the Bylaws to: Register the new number of shares of the Company’s capital stock as a result of the cancellation of 46,217,311 common shares held in treasury (Article 3, head provision):		Approve	4,887,945	100.00
			Reject	-	-
			Abstain	-	-
17	Include the powers of the General Stockholders’ Meeting to resolve on Stock Grant Plans and adjust the denomination of the Stock Option Plan(item 4.3.g):		Approve	4,887,945	100.00
			Reject	-	-
			Abstain	-	-
18	Adjust the denomination of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão (item 5.1., and Article 17):		Approve	4,887,945	100.00
			Reject	-	-
			Abstain	-	-
19	Adjust the wording on the composition of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code (item 6.2):		Approve	4,887,945	100.00
			Reject	-	-
			Abstain	-	-
20	Adjust the wording on the powers of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code (item 6.8):		Approve	4,887,945	100.00
			Reject	-	-
			Abstain	-	-
21	Improve the wording on the representation rule of the Company (item 10.1.1):		Approve	4,887,945	100.00
			Reject	-	-
			Abstain	-	-
22	Amend the composition of statutory revenue reserves (Article 15 and items):		Approve	4,887,945	100.00
			Reject	-	-
			Abstain	-	-
23	Update the remittances to the statutory revenue reserve (items 13.3 and 14.1):		Approve	4,887,945	100.00
			Reject	-	-
			Abstain	-	-
24	Update the remittances to the statutory revenue reserve (items 13.3 and 14.1):		Approve	4,887,945	100.00
			Reject	-	-
			Abstain	-	-
25	Transfer to the new Statutory Revenue Reserve the balances currently recorded in the Statutory Reserves for Dividends Equalization, for Working Capital Increase, and for Increase Capital in Investees:		Approve	4,887,945	100.00
			Reject	-	-
			Abstain	-	-

(*) this refers to the total equity investments, without considering the uninterrupted percentage during the period of three months, at least, immediately prior to the General Stockholders’ Meeting provided for in paragraph 6 of Article 141 of Law No. 6,404/76.

São Paulo-SP, April 24, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer